[redacted]

09040381

RECD S.E.C.

APR 2 2009

503

19
41

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66717

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Viscogliosi & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 Park Avenue, 14th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name – *if individual, state last, first, middle name*)

88 Froehlich Farm Boulevard (Address) Woodbury (City) New York (State) 11797 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LARRY H. WEINBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VISCOGLIOSI & COMPANY, LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CHAIRMAN, PRESIDENT & CEO
Title

[signature]
Notary Public

ANNA CAPELERIS
Notary Public, State of New York
No. 01CA5042412
Qualified in Queens County
Commission Expires ~~April 17, 20__~~ June 20, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Viscogliosi & Company, LLC (f/k/a Viscogliosi & Company, Inc.)
New York, New York

We have audited the accompanying statement of financial condition of Viscogliosi & Company, LLC (f/k/a Viscogliosi & Company, Inc.) (a wholly-owned subsidiary of Viscogliosi Brothers, Inc.) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Effective October 1, 2008, the Company converted from a "C" corporation to a limited liability company, as described in Note 1.

Marks Paneth & Shron LLP

Woodbury, New York
February 20, 2009

88 FROEHLICH FARM BOULEVARD
WOODBURY, NY 11797-2921
P. 516.992.5900 F. 516.992.5800
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS

ASSOCIATED WORLD WIDE
WITH JHI
jhi

VISCOGLIOSI & COMPANY, LLC
(F/K/A VISCOGLIOSI & COMPANY, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS		
Cash	$	99,159
Due from clearing firm		45,122
Receivables from related parties		69,196
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $43,485		59,556
Other assets		39,682
Total assets	$	312,715
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	75,817
Due to Viscogliosi Brothers, LLC		7,673
Total liabilities		83,490
MEMBER'S EQUITY		229,225
Total liabilities and member's equity	$	312,715

See accompanying notes to financial statements.

VISCOGLIOSI & COMPANY, LLC
(f/k/a VISCOGLIOSI & COMPANY, INC.)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

Viscogliosi & Company, LLC (f/k/a Viscogliosi & Company, Inc.) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by Viscogliosi Brothers, LLC ("VB").

Effective October 1, 2008, the Company, a Delaware Corporation, was converted to a Delaware limited liability company. Post-conversion, all of the new limited liability company membership interests became wholly owned by VB.

The Company provides and is engaged in private placements, investment banking, and underwriting services, and operates pursuant to SEC Rule 15c3-1(a)(2)(iv), with a minimum net capital requirement of $5,000. The Company claims exemption from the requirements of SEC Rule 15c3-3 under Section (k)(2)(i) of the Rule, and consequently, will not hold customer funds, nor will it be allowed to receive or hold securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Investment Banking

Investment banking revenues include fees and sales concessions earned from the Company's participation in securities offerings as a placement agent. Placement agent fees are recorded on settlement date.

Depreciation and Amortization

Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful life of the respective assets. Leasehold improvements are amortized on a straight-line basis over the term of VB's lease agreement, which expired on October 31, 2008.

Income Taxes

Prior to its conversion to an LLC in October 2008, the Company was treated as a regular corporation for income tax purposes. Due to the availability of net operating loss carryforwards, the Company did not incur any corporate tax liabilities, other than state and local minimum taxes. Deferred income tax items, which were not material, were offset by valuation allowances through the conversion date.

As a single member LLC, the Company will file income tax returns in combination with VB. The combined entity is not subject to federal or state income tax, and thus no federal or state income tax expense has been recorded in the accompanying financial statements. The members of VB report their proportionate share of membership taxable income or loss in their respective income tax returns. The combined entity is subject to the New York City Unincorporated Business Tax ("UBT") on taxable profits. On a standalone basis, the Company did not incur UBT liability in 2008 due to an operating loss.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in preparing these financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

New Accounting Developments

FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of SFAS No. 109" was issued July 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FASB Staff position ("FSP") FIN 48-3, issued December 30, 2008, deferred the adoption date for certain non public enterprises to annual financial statements for fiscal years beginning after December 15, 2008.

In accordance with FSP FIN 48-3, the Company has elected to defer its application until its required effective date of January 1, 2009.

The Company's accounting policy for evaluating uncertain tax positions prior to the application of FIN 48 has been to provide income taxes based upon positions taken in the Company's tax return established for uncertain tax positions, using guidance from SFAS No. 5 "Accounting for Contingencies." Under SFAS No. 5, income taxes would be provided for uncertain tax positions to the extent that it is probable, that is, likely that the related liability will successfully be asserted by the tax authorities.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. In early 2008, the FASB approved Staff Position ("FSP") FAS-157-2, "Effective Date of FASB Statement No. 157", which delays by one year, the effective date of SFAS 157 for certain nonfinancial assets and nonfinancial liabilities for nonpublic companies. The Company has adopted the portion of SFAS 157 that has not been delayed as of January 1, 2008 and plans to adopt the balance of its provisions as of its fiscal year beginning on January 1, 2009.

On January 1, 2008, the Company adopted the methods of fair value as described in SFAS 157 to value those financial assets and liabilities that are reported or disclosed at fair value. As defined in SFAS 157, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, SFAS 157 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels.

NOTE 3 - DUE FROM CLEARING FIRM

The Company has a clearing agreement with a brokerage firm to carry its accounts. The clearing broker has custody of the Company securities and, from time to time, cash balances, which may be due from this broker. These securities and/or cash positions serve as collateral for any amounts due to the clearing firm and as collateral for potential defaults of the Company's customers, which are carried on the books and records of the clearing broker. The Company is subject to credit risk if the clearing firm is unable to repay balances due or deliver securities in its custody.

NOTE 4 - RECEIVABLES FROM RELATED PARTIES

This following amounts represent fees earned and advances made to entities that are owned by VB, and consist of the following:

Fees receivable for legal and consulting services	$34,273
Expenses paid	34,923
	$69,196

The receivable of $34,923 is due from an entity owned by VB. Principal is noninterest bearing and due on demand.

VB management has pledged its financial support to enable the Company to maintain minimum net capital requirements as the need arises.

NOTE 5 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

		Estimated Useful Life
Furniture	$ 34,190	7 years
Equipment	50,798	5 years
Leasehold improvements	18,053	Term of lease
	103,041	
Less: Accumulated depreciation and amortization	43,485	
	$ 59,556	

NOTE 6 - OTHER ASSETS

Other assets consist primarily of prepaid expenses.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company received fees from three entities owned by VB for investment banking services. For the year ended December 31, 2008, the fees totaled $2,225,336, or 99% of total revenues.

The Company also received fees from entities owned by VB for legal and consulting services. Management believes that these fees are being charged at market rates. For the year ended December 31, 2008, the fees totaled $320,920.

The Company paid $72,500 to VB for investment banking and consulting services during 2008.

The Company leases an operating facility from VB on a month-to-month basis with monthly rental payments of $1,875. Total payments for the year ended December 31, 2008 amounted to $22,500.

NOTE 8 - CONCENTRATION OF CREDIT RISK

The Company places its operating cash in commercial bank checking accounts. Bank balances may from time to time exceed federally insured limits.

NOTE 9 - STOCKHOLDER'S EQUITY AND MEMBER'S EQUITY

During 2008, VB made capital contributions of $125,000 to the Company.

VISCOGLIOSI & COMPANY, LLC
(f/k/a VISCOGLIOSI & COMPANY, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

VISCOGLIOSI & COMPANY, LLC
(f/k/a VISCOGLIOSI & COMPANY, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

CONTENTS